Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: May 19, 2022

a.	Social Media

On May 19, 2022, Blade shared the following on its LinkedIn page:

The American Thoracic Society 2022 International Conference is a wrap! Thank you to everyone who took the time to interact with the Blade team at our poster presentations and exhibit booth. After hearing from so many people throughout the meeting, we could not be more excited to work with the respiratory community to bring life-changing treatments to patients.

And #ICYMI, check out our news from #ATS2022 by visiting https://lnkd.in/gbPJtcjQ

Hashtags: Wendye Robbins American Thoracic Society #tbt #ipf #fibrosis #clinicalresearch #clinicaldevelopment

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.